Exhibit 99.1

RLX Technology Inc. Announces Share Distribution

BEIJING, March 26, 2021 — RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced that RELX Inc. (“RELX”), the parent company of RLX Technology, has approved the distribution of the Company’s ordinary shares held by it to its shareholders of record as of the close of business on March 26, 2021 (the “Record Date”) in proportion to RELX’s current shareholding structure (the “Share Distribution”). This Share Distribution plan has been disclosed in the Company’s registration statement on Form F-1 declared effective on January 21, 2021 (the “Registration Statement”).

Upon the completion of the Share Distribution, 2021 Share Incentive Plan of the Company (the “2021 Plan”) will assume all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of RELX Inc. (the “Relx Plans”). Immediately after the Share Distribution, BJ BJ Limited will hold 224,935,770 Class A ordinary shares for the purpose of granting share incentive awards under the 2021 Plan to the plan participants of the Relx Plans, and administering the awards and acts according to our instruction.

As of the date hereof, RELX beneficially owned all of the Company’s issued and outstanding Class B ordinary shares, which constituted approximately 91.5% of the Company’s total issued and outstanding ordinary shares and 99.1% of the aggregate voting power of total issued and outstanding ordinary shares, and was deemed as the parent company of RLX Technology.

Upon the completion of the Share Distribution, (i) Relx Holdings Limited, a British Virgin Islands beneficially owned by Ms. Ying (Kate) Wang, will own all outstanding Class B ordinary shares of the Company, representing 39.4% of the Company’s total issued and outstanding ordinary shares and 86.6% of the aggregate voting power of the Company; and (ii) each shareholder of RELX other than Relx Holdings Limited as of the Record Date will beneficially own only Class A ordinary shares upon their receipt of the distributed shares. Upon the completion of the Share Distribution, each of the Company, its directors and executive officers immediately prior to the completion of its initial public offering, RELX’s shareholders participating in the Share Distribution, and RELX will continue to be subject to the lock-up restrictions as disclosed in the Registration Statement.

The following table sets forth information concerning the beneficial ownership of the Company’s ordinary shares assuming the completion of the Share Distribution, for: (i) each of the Company’s directors and executive officers; and (ii) each person known to the Company to beneficially own more than 5% of the Company’s issued and outstanding ordinary shares, assuming the receipt of distributed shares by all of shareholders of RELX as of the Record Date. The calculations in the table below are based on ordinary shares of the Company outstanding as of the date hereof assuming the completion of the Share Distribution, consisting of (x) 952,618,780 Class A ordinary shares, and (y) 618,171,790 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the Company has included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares		% of beneficial ownership	% of aggregate voting power**
	Number	Number	Number		%	%
Directors and Executive Officers*:
Ying (Kate) Wang	224,935,770	618,171,790	843,107,560		53.7	89.8
Long (David) Jiang	—	142,797,680	142,797,680	(1)	9.1	—
Yilong Wen	—	93,343,940	93,343,940	(2)	5.9	—
Zhenjing Zhu	—	—	—		—	—
Youmin Xi	—	—	—		—	—
Yueduo (Rachel) Zhang	—	—	—		—	—
All Directors and Executive Officers as a Group	224,935,770	618,171,790	843,107,560		53.7	89.8
Principal Shareholders:
Relx Holdings Limited	—	618,171,790	618,171,790		39.4	86.6
BJ BJ Limited	224,935,770	—	224,935,770		14.3	3.2
Deep Technology Linkage Fund L.P. and its affiliate(3)	155,938,670	—	155,938,670		9.9	2.2

Notes:

**          For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of the Company’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. The Company’s Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The Company’s Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)         Mr. Long (David) Jiang is not the record holder but beneficial owner of these shares. The shares held by Relx Holdings Limited on record include 142,797,680 Class A ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang.

(2)         Mr. Yilong Wen is not the record holder but beneficial owner of these shares. The shares held by Relx Holdings Limited on record include 93,343,940 Class A ordinary shares in Relx Inc. held on behalf of and for the benefit of Mr. Yilong Wen.

(3)         Beneficial ownership of Deep Technology Linkage Fund L.P. and its affiliate disclosed herein represented their aggregate beneficial ownership immediately after the Company’s initial public offering, as reported in the final prospectus dated January 21, 2021 filed by the Company with the SEC on January 22, 2021.

Further information regarding the beneficial ownership of ordinary shares is or will be included in the Company’s filings with the SEC.

About RLX Technology

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com